UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)[1]

Merit Medical Systems, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

589889104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON STARBOARD VALUE LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,965,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,965,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,049,249	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 3,049,249	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,049,249		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 496,497	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 496,497	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,497		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 287,969
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 287,969
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,969	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 287,969
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 287,969
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,969	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 564,727
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 564,727
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,727	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,758	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 276,758	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,758		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE L LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,758
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,758
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,758	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,965,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,965,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%	
14	TYPE OF REPORTING PERSON OO	

CUSIP No. 589889104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,965,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 4,965,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,965,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,965,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON JEFFREY C. SMITH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 4,965,000	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 4,965,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON PETER A. FELD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 4,965,000	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 4,965,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON LONNY J. CARPENTER		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON TIMOTHY P. COLLINS		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,385	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,385	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,385		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON IN		

CUSIP No. 589889104

1	NAME OF REPORTING PERSON WENDY F. DICICCO	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON DAVID K. FLOYD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON THOMAS A. MCEACHIN		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)   This statement is filed by:

(i)   Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the Shares directly and beneficially owned by it;

(ii)   Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii)   Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

(iv)   Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP;

(v)   Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(vi)   Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(vii)   Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(viii) Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(ix)   Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(x)   Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xi)   Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xii)   Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the "Board");

21

(xiii)   Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiv)   Lonny J. Carpenter, as a nominee for the Board;

(xv)   Timothy P. Collins, as a nominee for the Board;

(xvi)   Wendy F. DiCicco, as a nominee for the Board;

(xvii)   David K. Floyd, as a nominee for the Board;

(xviii)   Thomas A. McEachin, as a nominee for the Board; and

(xix)   Gavin T. Molinelli, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The principal business address of Mr. Carpenter is 9400 Marshwood Drive, Richland, Michigan 49083. The principal business address of Mr. Collins is 9 Roconan Drive, Mendham, New Jersey 07945. The principal business address of Ms. DiCicco is 948 Drovers Lane, Chester Springs, Pennsylvania 19425. The principal business address of Mr. Floyd is 32 Salt Cedar Lane, Kiawah Island, South Carolina 29455. The principal business address of Mr. McEachin is 1910 Laurel Street, Sarasota, Florida 34236. The principal business address of Mr. Molinelli is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017.

(c)   The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Carpenter is serving as a member of the Board of Directors of Novanta Inc. The principal occupation of Mr. Collins is serving as a private investor. The principal occupation of Ms. DiCicco is serving as an independent financial, executive & board advisory consultant for Board Advantage, LLC. The principal occupation of Mr. Floyd is serving as a member of the Board of Directors of NN, Inc. The principal occupation of Mr. McEachin is serving as a member of the Board of Directors of RTI Surgical Holdings, Inc. The principal occupation of Mr. Molinelli is serving as Partner and Co-Portfolio Manager of Starboard Value LP.

(d)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Smith, Feld, Carpenter, Collins, Floyd, McEachin and Molinelli and Ms. DiCicco are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 3,049,249 Shares beneficially owned by Starboard V&O Fund is approximately $96,533,136, excluding brokerage commissions. The aggregate purchase price of the 496,497 Shares beneficially owned by Starboard S LLC is approximately $15,721,265, excluding brokerage commissions. The aggregate purchase price of the 287,969 Shares beneficially owned by Starboard C LP is approximately $9,118,357, excluding brokerage commissions. The aggregate purchase price of the 276,758 Shares beneficially owned by Starboard L Master is approximately $8,766,470, excluding brokerage commissions. The aggregate purchase price of the 854,527 Shares held in the Starboard Value LP Account is approximately $27,727,890, excluding brokerage commissions.

The Shares purchased by Mr. Collins were purchased with personal funds in the open market. The aggregate purchase price of the 1,385 Shares beneficially owned by Mr. Collins is approximately $49,999, excluding brokerage commissions.

The Shares purchased by Ms. DiCicco were purchased with personal funds in the open market. The aggregate purchase price of the 3,000 Shares beneficially owned by Ms. DiCicco is approximately $101,512, excluding brokerage commissions.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 24, 2020, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Lonny J. Carpenter, Timothy P. Collins, Wendy F. DiCicco, David K. Floyd, Thomas A. McEachin, Gavin T. Molinelli and Jeffrey C. Smith (collectively, the "Nominees"), for election to the Board at the Issuer's 2020 annual meeting of shareholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, manufacturing, mergers and acquisitions, medical device and equipment, technology, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of nominees who collectively have substantial and highly successful experience in the broader medical technology industry and collectively have decades of experience as CEOs, CFOs, COOs, senior executives, chairmen and directors of well-performing healthcare companies.

Starboard's decision to nominate seven (7) director candidates was based on its expectation that there would be four (4) directors up for election at the Annual Meeting. The Issuer recently announced that it decided to reduce the size of the Board from ten (10) to nine (9) directors, effective as of the Annual Meeting, thereby possibly reducing the number of seats available for election at this year's Annual Meeting from four (4) to three (3). Starboard's slate of seven (7) nominees reflects the expectation that four (4) seats should have been available and allows Starboard to maintain flexibility should the Issuer re-expand the Board, however, if it remains the case that only three (3) seats are up for election at the Annual Meeting, Starboard intends on withdrawing four (4) of its seven (7) director candidates.

Lonny J. Carpenter served for almost thirty years in various roles at Stryker Corporation (NYSE: SYK), a leading global medical technology company, from October 1989 to March 2019. Most recently he served as the Group President of Global Quality & Operations and Europe/Canada/Latin America/Middle East/Africa Commercial Operations, from December 2013 to March 2019. Previously, Mr. Carpenter served as: Group President of Global Quality and Operations, from January 2010 to November 2013, as the Group President of Instruments and Medical, from July 2008 to January 2010, and as the President of the Medical Division from June 2006 to June 2008. Since May 2018, Mr. Carpenter has served on the board of directors of Novanta Inc. (NASDAQ: NOVT), a supplier of core technology solutions to medical and advanced industrial original equipment manufacturers.

Timothy P. Collins most recently served as Group President at C. R. Bard, Inc. ("Bard")(formerly NYSE: BCR), a multinational developer, manufacturer, and marketer of medical technologies in the fields of vascular, urology, oncology, and surgical specialties, from 2013 until Bard was acquired by Becton, Dickinson and Company (NYSE: BDX) in December 2017. In that role, he was responsible for global manufacturing, commercial operations in Europe, Middle East, Africa and Canada as well as oversight of Bard's Urology business. Mr. Collins joined Bard as an engineer in the USCI business in Billerica, Massachusetts in 1986, and during his tenure at Bard, Mr. Collins served in several executive positions, including serving as Group Vice President of Global Operations from 2008 to 2011 and President of Electrophysiology from 2003 to 2008.

Wendy F. DiCicco served as Chief Financial Officer with Kensey Nash Corporation (formerly NASDAQ: KNSY)(acquired by Royal DSM), a global medical device company focused on cardiovascular devices and regenerative medicine for the cardiovascular and orthopedic markets, from 1996 to 2008. Ms. DiCicco also served as Chief Operating and Financial Officer of Centinel Spine, LLC, a privately-held designer, developer and global distributor of spinal implants, from August 2017 to October 2018. Prior to that, she served as President and Chief Operating Officer for Camber Spine Technologies, LLP, a privately held developer and distributor of spinal implants, from November 2014 until July 2017. From December 2008 to December 2014, Ms. DiCicco served as Chief Financial Officer for several privately held emerging growth companies, primarily in the medical device and biotech industries. She currently serves on the board of directors of EyePoint Pharmaceuticals, Inc. (NASDAQ: EYPT), a specialty ophthalmic biopharmaceutical company, since July 2019. Previously, Ms. DiCicco served on the board of directors of II-VI Incorporated (NASDSAQ: IIVI), a global leader in engineered materials and optoelectronic components, from November 2006 until August 2017.

David K. Floyd served as a Group President of Stryker Corporation (NYSE: SYK), a leading global medical technology company, from November 2012 to June 2019. Prior to that, Mr. Floyd served as the first Chief Executive Officer of OrthoWorx, a business league founded to support the orthopedic industry, from 2011 to 2012. From 2007 to 2009, Mr. Floyd served as the U.S. President of the DePuy Orthopaedics Division (n/k/a DePuy Synthes) at Johnson & Johnson (NYSE: JNJ), a market leader in orthopedic implants, and then as Worldwide President from 2009 to 2011. Previously, Mr. Floyd served as the General Manager and then as President of the Spine Division at Abbott Laboratories (NYSE: ABT), a leading growth business in spinal surgery, from 2005 to 2007. Prior to that, Mr. Floyd served as the President and Chief Executive Officer of AxioMed Spine Corporation, a medical device manufacturer focused on artificial disc replacement implants, from 2004 to 2005. Since May 2016, Mr. Floyd has served on the board of directors of NN, Inc. (NASDAQ: NNBR), a leading diversified industrial manufacturer of high precision metal and plastic components and assemblies.

Thomas A. McEachin held executive positions at Covidien Surgical Solutions, a division of Covidien plc (formerly NYSE: COV), a global health care products company and manufacturer of medical devices and supplies, from 2008 to 2012. During his tenure at Covidien Surgical Solutions, he served as Vice President, Finance from 2008 to 2011 and Vice President and Group Chief Financial Officer from 2011 to 2012. From 1997 to 2008, Mr. McEachin served in various finance capacities at United Technologies Corporation (NYSE: UTX), a global leader in the aerospace and building industries, and its subsidiaries, including as chief Investor Relations officer, Vice President and Controller of Pratt & Whitney, and Vice President and Chief Financial Officer of UTC Power. Since December 2015, Mr. McEachin has served on the board of directors of RTI Surgical Holdings, Inc. (NASDAQ: RTIX), a global implant company which designs, manufactures and distributes orthopedic and other surgical implants for use in various surgical procedures.

Gavin T. Molinelli is a Partner and Co-Portfolio Manager of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (NASDAQ: DEPO), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semi-conductor company.

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. He currently serves as Chair of the Board of Directors of Advance Auto Parts, Inc. (NYSE: AAP), one of the largest retailers of automotive replacement parts and accessories in the United States, a position he has held since May 2016. Mr. Smith also serves as Chair of the Board of Directors of Papa John's International, Inc. (NASDAQ: PZZA), the world's third-largest pizza delivery company, since joining the Board of Directors in February 2019. Mr. Smith was formerly the Chair of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Perrigo Company plc (NYSE; TASE: PRGO); Yahoo! Inc. (formerly NASDAQ: YHOO) (n/k/a Altaba Inc.); Quantum Corporation (NYSE: QTM); Office Depot, Inc. (NYSE: ODP); Regis Corporation (NASDAQ: RGS); Surmodics, Inc. (NASDAQ: SRDX); Zoran Corporation (formerly NASDAQ: ZRAN); Actel Corporation (formerly NASDAQ: ACTL); Kensey Nash Corporation (formerly NASDAQ: KNSY); and S1 Corporation (formerly NASDAQ: SONE).

The Reporting Persons intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Starboard's slate of highly-qualified director nominees at the Annual Meeting. The Reporting Persons, who are anticipated to be the participants in the proxy solicitation, strongly advise all shareholders of the Issuer to read the proxy statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons' proxy solicitor.

Item 5.   <u>Interest in Securities of the Issuer</u>.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,208,840 Shares outstanding, as of November 5, 2019, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019.

A.   Starboard V&O Fund

(a)   As of the date hereof, Starboard V&O Fund beneficially owned 3,049,249 Shares.

Percentage: Approximately 5.5%

(b)   1. Sole power to vote or direct vote: 3,049,249
       2. Shared power to vote or direct vote: 0
       3. Sole power to dispose or direct the disposition: 3,049,249
       4. Shared power to dispose or direct the disposition: 0

(c)   Starboard V&O Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.   Starboard S LLC

(a)   As of the date hereof, Starboard S LLC beneficially owned 496,497 Shares.

       Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 496,497
       2. Shared power to vote or direct vote: 0
       3. Sole power to dispose or direct the disposition: 496,497
       4. Shared power to dispose or direct the disposition: 0

(c)   Starboard S LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.   Starboard C LP

(a)   As of the date hereof, Starboard C LP beneficially owned 287,969 Shares.

       Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 287,969
       2. Shared power to vote or direct vote: 0
       3. Sole power to dispose or direct the disposition: 287,969
       4. Shared power to dispose or direct the disposition: 0

(c)   Starboard C LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

D.   Starboard R LP

(a)   Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 287,969 Shares owned by Starboard C LP.

       Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 287,969
       2. Shared power to vote or direct vote: 0
       3. Sole power to dispose or direct the disposition: 287,969
       4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

E.   Starboard R GP

(a)   Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 287,969 shares owned by Starboard C LP and (ii) 276,758 Shares owned by Starboard L Master.

Percentage: Approximately 1.0%

(b)   1. Sole power to vote or direct vote: 564,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 564,727
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

F.   Starboard L Master

(a)   As of the date hereof, Starboard L Master beneficially owned 276,758 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 276,758
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 276,758
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard L Master has not entered into any transactions in the Shares since the filing of the Schedule 13D.

G.   Starboard L GP

(a)   Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 276,758 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 276,758
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 276,758
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard L GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

H.   Starboard Value LP

(a)   As of the date hereof, 854,527 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b) 1. Sole power to vote or direct vote: 4,965,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,965,000
4. Shared power to dispose or direct the disposition: 0

(c) Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Shares since the filing of the Schedule 13D.

I. Starboard Value GP

(a) Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b) 1. Sole power to vote or direct vote: 4,965,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,965,000
4. Shared power to dispose or direct the disposition: 0

(c) Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

J. Principal Co

(a) Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b) 1. Sole power to vote or direct vote: 4,965,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,965,000
4. Shared power to dispose or direct the disposition: 0

(c) Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D.

K.   Principal GP

      (a)   Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

            Percentage: Approximately 9.0%

      (b)   1. Sole power to vote or direct vote: 4,965,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 4,965,000
            4. Shared power to dispose or direct the disposition: 0

      (c)   Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.

L.   Messrs. Smith and Feld

      (a)   Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,049,249 Shares owned by Starboard V&O Fund, (ii) 496,497 Shares owned by Starboard S LLC, (iii) 287,969 Shares owned by Starboard C LP, (iv) 276,758 Shares owned by Starboard L Master, and (v) 854,527 Shares held in the Starboard Value LP Account.

            Percentage: Approximately 9.0%

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 4,965,000
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 4,965,000

      (c)   None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D.

M.   Mr. Carpenter

      (a)   As of the date hereof, Mr. Carpenter did not own any Shares.

            Percentage: 0%

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 0

      (c)   Mr. Carpenter has not entered into any transactions in the Shares during the past sixty days.

N. Mr. Collins

(a) As of the date hereof, Mr. Collins beneficially owned 1,385 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 1,385
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,385
4. Shared power to dispose or direct the disposition: 0

(c) The transaction in the Shares by Mr. Collins during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

O. Ms. DiCicco

(a) As of the date hereof, Ms. DiCicco beneficially owned 3,000 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 3,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,000
4. Shared power to dispose or direct the disposition: 0

(c) Ms. DiCicco has not entered into any transactions in the Shares since the filing of the Schedule 13D.

P. Mr. Floyd

(a) As of the date hereof, Mr. Floyd did not own any Shares.

Percentage: 0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c) Mr. Floyd has not entered into any transactions in the Shares during the past sixty days.

Q. Mr. McEachin

(a) As of the date hereof, Mr. McEachin did not own any Shares.

Percentage: 0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   Mr. McEachin has not entered into any transactions in the Shares during the past sixty days.

R.   Mr. Molinelli

(a)   As of the date hereof, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 4,969,385 Shares, constituting approximately 9.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 24, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Messrs. Carpenter, Collins, Floyd, and McEachin and Ms. DiCicco against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to compensate Messrs. Carpenter, Collins, Floyd, and McEachin and Ms. DiCicco for being named as and serving as Nominees for election as directors of the Issuer (the "Compensation Letter Agreements"). Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Carpenter, Collins, Floyd, and McEachin and Ms. DiCicco (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of Messrs. Carpenter, Collins, Floyd, and McEachin and Ms. DiCicco agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of Messrs. Carpenter, Collins, Floyd, and McEachin and Ms. DiCicco agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Carpenter, Collins, Floyd, and McEachin and Ms. DiCicco may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   <u>Material to be Filed as Exhibits</u>.

Item 7 is hereby amended to add the following exhibits:

99.1   Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Lonny J. Carpenter, Timothy P. Collins, Wendy F. DiCicco, David K. Floyd, Thomas A. McEachin and Gavin T. Molinelli, dated January 24, 2020.

99.2   Form of Indemnification Letter Agreement.

99.3   Form of Compensation Letter Agreement.

99.4   Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2020

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
       Name: Jeffrey C. Smith
       Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld,
Lonny J. Carpenter, Timothy P. Collins, Wendy F.
DiCicco, David K. Floyd, Thomas A. McEachin and
Gavin T. Molinelli

34

CUSIP No. 589889104


SCHEDULE A

Transaction in the Shares During the Past Sixty Days


Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale


TIMOTHY P. COLLINS


Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Purchase of Common Stock	1,385	36.1000	01/27/2020

Exhibit 99.1

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of Merit Medical Systems, Inc., a Utah corporation (the "Company");

WHEREAS, Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), Starboard Value R LP, a Delaware limited partnership, Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), Starboard Value L LP, a Delaware limited partnership, Starboard Value R GP LLC, a Delaware limited liability company, Starboard Value LP, a Delaware limited partnership, Starboard Value GP LLC, a Delaware limited liability company, Starboard Principal Co LP, a Delaware limited partnership, Starboard Principal Co GP LLC, a Delaware limited liability company, Jeffrey C. Smith and Peter A. Feld (collectively, "Starboard"), Lonny J. Carpenter, Timothy P. Collins, Wendy F. DiCicco, David K. Floyd, Thomas A. McEachin and Gavin T. Molinelli wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2020 annual meeting of shareholders of the Company (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 24th day of January 2020 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3.   So long as this agreement is in effect, each of Messrs. Carpenter, Collins, Floyd, McEachin and Molinelli and Ms. DiCicco agrees to provide Starboard advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Starboard has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Messrs. Carpenter, Collins, Floyd, McEachin and Molinelli and Ms. DiCicco. So long as this agreement is in effect, each of Messrs. Carpenter, Collins, Floyd, McEachin and Molinelli and Ms. DiCicco agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Starboard.

4.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.   Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master shall have the right to pre-approve all expenses incurred in connection with the Group's activities (other than any expenses incurred by any of Messrs. Carpenter, Collins, Floyd and McEachin and Ms. DiCicco pursuant to any indemnification agreement entered into with any of the foregoing entities, and each of the foregoing entities, jointly and severally, agrees to pay directly all such pre-approved expenses; provided that among such entities only, and without limiting their obligations to each of Messrs. Carpenter, Collins, Floyd and McEachin and Ms. DiCicco, such obligations shall be on a pro rata basis between Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master based on the number of Shares in the aggregate beneficially owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master on the date hereof.

6.   Each of the undersigned agrees that any SEC filing, press release or shareholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Starboard, or its representatives, which approval shall not be unreasonably withheld.

7.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.   In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.   Any party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.   Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard and its affiliates relating to their investment in the Company.

12.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
      Name: Jeffrey C. Smith
      Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

/s/ Lonny J. Carpenter
LONNY J. CARPENTER

/s/ Timothy P. Collins
TIMOTHY P. COLLINS

/s/ Wendy F. DiCicco
WENDY F. DICICCO

/s/ David K. Floyd
DAVID K. FLOYD

/s/ Thomas A. McEachin
THOMAS A. MCEACHIN

/s/ Gavin T. Molinelli
GAVIN T. MOLINELLI

Exhibit 99.2

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

January __, 2020

_____
_____
_____

Re: Merit Medical Systems, Inc.

Dear _____:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Merit Medical Systems, Inc. (the "Company") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the "Starboard Group") is considering undertaking to nominate and elect directors at the Company's 2020 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Starboard Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders. This letter ("Agreement") will set forth the terms of our agreement.

The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a "Loss").

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, "Information") of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group's option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

By: _____

Name:

Title:

ACCEPTED AND AGREED:

_____

Exhibit 99.3

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

January__, 2020

_____
_____
_____

Dear _____:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Starboard Group"), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of Merit Medical Systems, Inc. (the "Company") at the Company's 2020 annual meeting of shareholders including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

In consideration of your agreement to be named and serve as a nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $25,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that you shall determine, but in any event no later than fourteen (14) days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have fourteen (14) days from the first date that you can transact in the securities of the Company to acquire such securities; provided, further, that the Starboard Group shall have the right to waive the requirement to purchase Nominee Shares at any time by providing you with prior notice of any such waiver. During the term of this letter agreement, you agree not to sell, transfer or otherwise dispose of any Nominee Shares; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Starboard Group's withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

By: _____
Name:
Title:

Accepted and Agreed to:

_____

Exhibit 99.4

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Merit Medical Systems, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2020 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of January 2020.

/s/ Lonny J. Carpenter
LONNY J. CARPENTER

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Merit Medical Systems, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2020 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of January 2020.

/s/ Timothy P. Collins
TIMOTHY P. COLLINS

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Merit Medical Systems, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2020 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of January 2020.

/s/ Wendy F. DiCicco
WENDY F. DiCICCO

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Merit Medical Systems, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2020 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of January 2020.

/s/ David K. Floyd
DAVID K. FLOYD

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Merit Medical Systems, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2020 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of January 2020.

/s/ Thomas A. McEachin
THOMAS A. McEACHIN

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Merit Medical Systems, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2020 annual meeting of shareholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of January 2020.

/s/ Gavin T. Molinelli
GAVIN T. MOLINELLI